SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated June 20, 2007 announcing the acquisition of One GmbH by France Telecom and Mid Europa Partners.

press release

Paris, 20 June 2007

France Télécom and Mid Europa Partners acquire One GmbH, the third mobile phone operator in Austria

Introduction of the Orange brand to the Austrian market

The consortium formed by France Telecom and Mid Europa Partners announced that it has been selected to acquire a 100% stake in One GmbH. The final acquisition document will be signed by the end of June 2007 at the latest. Moreover, the completion of the transaction is subject to the authorisation of the regulatory authorities which is likely to be obtained in the coming weeks.

This partnership constitutes a new approach of cooperation between an operator and a private equity fund which allows to combine the operational expertise of a leading telecom operator and the recognized know-how of a private equity fund strongly active in this sector and this region.

This acquisition allows France Telecom to reinforce its position in a dynamic western european market and to introduce in Austria the Orange brand, the flagship of the group which regroups its Internet, television and mobile activities. The customers of One will thus be able to fully benefit from the expertise of Orange in developing a new generation of mobile services.

The acquisition will be paid in cash on the basis of an enterprise value amounting approximately to EUR 1,4 billion. The amount received by France Télécom for the sale of its current participation of 17.45% in the company and the reimbursement of its shareholder’s loan will be partially reinvested in order to obtain a 35% stake in the company which will be controlled by Mid Europa Partners with a stake of 65%.

The transaction will not lead to any cash outlay for France Telecom and will not have any impact on its net debt ratio targets.

About One GmbH

One GmbH, which has been established in 1995, is the third mobile phone operator in Austria being active under the labels One and Yesss!. In 2006, One achieved a turnover of EUR 633 million and had a market share of approximately 20% at the end of 2006 with 1.8 million customers. One ist also an important player on the Austrian broadband market via its mobile broadband offer. The current shareholders of One GmbH are E.on (50.1%), Telenor (17.45%), TDC (15%) and France Telecom (17.45%) .

About France Telecom

France Telecom serves more than 161 million customers in five continents (220 countries or territories) as of March 31, 2007, of which two thirds are Orange customers. The Group had consolidated sales of 51.7 billion euros in 2006 (12.8 billion euros for the 1st quarter of 2007). Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group’s single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is number three mobile operator and number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

Contacts presse : + 33 1 44 44 93 93

Béatrice Mandine : beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine : bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 21, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information